Exhibit 7

AVRICORE HEALTH CORPORATE UPDATE:

EFFECTIVE PLAN, RESOURCES RESULTS IN SUCCESS

VANCOUVER, BRITISH COLUMBIA – November 29, 2024) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) reports on its third quarter results for 2024 where the Company continues to see rising revenues and profitability.

●	In the nine months ended September 30, 2024, revenue increased by 58% year over year to $3,364,635 and gross profit increased by 84% to $1,290,357.

●	In the three months ended September 30, 2024, revenue increased by 25% year over year to $1,195,122 and gross profit increased by 66% to $434,791.

●	In the nine months ended September 30, 2024, the Company recorded net profit of $43,494 and a net increase in cash of $503,994.

“The global healthcare landscape is rapidly evolving and HealthTab™ is uniquely positioned to play a critical role in the future of community-based care,” said Hector Bremner, CEO of Avricore. “We are more confident than ever in our path forward as we are actively focused on expanding our market reach, especially the UK, where we see significant opportunities for growth in 2025 and beyond.”

GROWTH STRATEGY 2025 AND BEYOND

Recently, the Company announced its strategy to grow HealthTab™ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services. The timing of the Company’s strategic efforts is driven by unprecedented UK government investment in UK pharmacy services.

The NHS has committed £645 million (approx. $1.1 billion CAD) to its Pharmacy First program over 2024, which it hopes will increase access to primary care services, which are currently very strained. The program also seeks to increase the equity of care delivery in communities typically underserved, but need is high with respect to chronic diseases, such as heart disease and diabetes.

Pharmacy-based screening programs have shown strong patient uptake in the UK, as recently the NHS Confederation released their report measuring return on investment (ROI) for healthcare expenditures in October of this year. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”

Currently, the NHS has one of the lowest family doctors to patient ratios it’s had in decades, meaning one GP is responsible for almost 2,300 patients on average. However, there are 12,000 pharmacies in the UK, and more than half are participating currently in POCT blood-pressure screening, conducting almost 250,000 screenings per month, demonstrating high amounts of undiagnosed hypertension.

This is prescient as just two weeks ago, the NHS announced “shocking” findings of the rapid rise of strokes in people over 50, rising 55% in the last ten years*. The challenge for the industry and the NHS, is that only about 7% of UK pharmacies are profitable**, adding services will not only ensure better access to care for patients and reduce acute and long-term chronic disease costs, but also ensure financial security for these critical healthcare access points. Services, which are currently being accessed at community pharmacies by up to 56 million UK people in the country in an unfunded way***, are clearly a path to financial stability for the pharmacy sector, and the NHS as a whole, given its proven ROI.

Because the Company expects devices to be redeployed to new locations in Canada and the UK, management estimates that the Company will not require investment in new devices for the next 12 to 18 months. It also expects cash-on-hand, expected future cash inflows from revenues, and cash savings from redeployment of devices to be sufficient to finance working capital for the next 12 to 18 months.

FINANCIAL SNAPSHOT

Sources and Uses of Cash:	Period ended September 30,
	2024	2023
	$	$
Cash provided by operating activities	657,869	412,400
Cash used in investing activities	(192,975)	(685,896)
Cash provided by financing activities	39,100	42,500
Cash and Cash Equivalents, closing balance	780,515	389,531

The following table highlights selected financial data for each of the eight most recent quarters.

Quarter Ended	Sep 2024	June 2024	March 2024	Dec 2023	Sep 2023	June 2023	Mar 2023	Dec 2022
							$	$
Revenue	1,195,122	1,045,206	1,124,307	1,354,403	953,454	548,049	629,241	997,235
Gross profit	434,791	370,775	484,791	501,466	261,778	229,471	210,681	168,845
Share-based compensation	338,089	1,598	27,464	142,765	304,328	168,518	88,001	243,000
Comprehensive income (loss)	(179,065)	54,022	168,537	59,584	(285,062)	(284,225)	(191,512)	(244,789)
Net profit (loss)/share	(0.00)	0.00	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	3,024,103	2,618,384	2,798,058	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983

LOOKING AHEAD

The Company’s activities are focused on delivering on the exciting growth opportunities in front of it. This includes:

Operational Expansion

Phase I: London and Other High-Priority Regions: Following the North East London (NEL) success, expand to large population areas and a mix of demographics ideal for preventative programs.

Phase II: National Scaling Through NHS: Once initial targets demonstrate efficacy, work with NHS to incorporate HealthTab™ as part of a broader roll-out, potentially embedding the cholesterol testing service within the NHS’s Pharmacy First protocols nationwide.

Marketing and Awareness Campaigns

Public Awareness Campaigns: Launch educational campaigns in pharmacies and through NHS communication channels to raise awareness of cardiovascular disease and the importance of early testing. Highlight the role of HealthTab™ in this preventive ecosystem.

Direct-to-Pharmacist Education: Offer training and informational sessions to pharmacists across the UK to familiarize them with HealthTab™ technology and its benefits. This aligns with NHS goals of empowering community pharmacists as frontline health workers.

Next Milestones:

●	Support launch of initial patient testing (Nov-Dec 2024)
●	Add new locations (Dec 2024/Jan 2025)
●	Complete V1 API to NHS record provider (Dec 2024)
●	Add AI insights and support assistant within HealthTab™ (Q1 2025)
●	NHS Review, sets second phase goals (April 2025)

HEALTHTAB™ MARKET FAST-FACTS

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

SOURCES

*https://www.yahoo.com/news/shocking-rise-strokes-among-middle-175537812.html?guccounter=1

**https://www.ey.com/en_uk/insights/health/how-pharmacy-innovation-could-improve-patient-health-care-in-england

***https://cpe.org.uk/quality-and-regulations/clinical-governance/clinical-audit/pharmacy-advice-audit/

ABOUT HEALTHTAB™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

ABOUT AVRICORE HEALTH INC.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at advancing pharmacy practice and patient care. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

CONTACT:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy